Exhibit 14
BANK OF BIRMINGHAM
CODE OF ETHICS
I. Overview
Bank of Birmingham’s Code of Ethics sets forth the guiding principles by which we operate our Bank and conduct our daily business with our shareholders, customers, vendors, each other, competitors, government and self-regulatory agencies, the media, and anyone else with whom we have contact. We recognize that the honesty, integrity and sound judgment of our employees, officers and directors is essential to our reputation and success.
These principles apply to all of the directors, officers and employees of Bank of Birmingham and all of its wholly owned subsidiaries (collectively referred to in this Code of Ethics as the “Bank” or “Bank of Birmingham”).
This Code of Ethics:
1.	Requires the highest standards for honest and ethical conduct, including proper and ethical procedures for dealing with actual or apparent conflicts of interest between personal and professional relationships.

2.	Requires full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by Bank of Birmingham with governmental and regulatory agencies.

3.	Requires compliance with applicable laws, rules and regulations.

4.	Addresses potential or apparent conflicts of interest and provides guidance for employees, officers and directors to communicate those conflicts to Bank of Birmingham.

5.	Addresses misuse or misapplication of Bank of Birmingham property and corporate opportunities.

6.	Requires the highest level of confidentiality and fair dealing within and outside the Bank of Birmingham environment.

7.	Requires reporting of any illegal behavior.
II. Conflicts of Interest
A “conflict of interest” occurs when your private interest interferes or appears to interfere in any way with the interests of the Bank. You are expected to avoid all situations that might lead to a real or apparent material conflict between your self-interest and your duties and responsibilities as an employee, officer or director of the Bank. Any position or interest, financial or otherwise, which could materially conflict with your performance as an employee, officer or director of the Bank, or which affects or could reasonably be expected to affect your independence or judgment concerning transactions between the Bank, its customers, suppliers or competitors or otherwise reflects negatively on the Bank would be considered a conflict of interest.
You shall not represent the Bank in any transaction with respect to which you have any material connection or substantial financial interest. Without limiting the scope of the term, a material connection includes the involvement of any family member or close personal friend. “Family member” includes spouse, son, daughter, parent, sister, brother, grandparent, grandchild, aunt, uncle, niece, nephew, cousin, father-in-law, mother-in-law, sister-in-law, brother-in-law or any other members of a household who are not otherwise included in this list of relatives. The transactions covered by this rule include, but are not limited to, approval of Bank overdrafts, authorizing or accepting checks on uncollected funds, waiving Bank charges or other nominal fees, making loans, waiving financial statements or similar activities.
As an officer, director or employee of the Bank, you should refuse to serve personally as an executor, trustee, or guardian of an estate or trust of a customer unless the customer is a relative of the employee.
As an officer, director or employee of the Bank, it is improper for you to:
1.	Invest in a customer’s business unless the investment is made by the purchase of stock that is actively traded and the Bank has no access to confidential information relating to the business.

2.	Subscribe to new issues of stock in a customer’s business.

3.	Invest in a customer’s business or enable others to do so as a result of material inside information.
III. Confidentiality
Nonpublic information regarding the Bank or its businesses, employees, customers and suppliers is confidential. As an employee, officer or director of the Bank, you are trusted with confidential information and must maintain the confidentiality of such information, except when disclosure is specifically authorized by the Chief Executive Officer and/or a member of Executive Management or required by laws, regulations or legal proceedings. You are only to use such confidential information for the business purpose intended. You are not to share confidential information with anyone outside of the Bank, including family and friends, or with other employees who do not need the information to carry out their duties. You may be required to sign a specific confidentiality agreement in the course of your employment at the Bank. You remain under an obligation to keep all information confidential even if your employment with the Bank ends, for any reason.
The following is a non-exclusive list of confidential information:
1.	Trade secrets, which include any business or technical information, such as formula, program, method, technique, compilation or information that is valuable because it is not generally known.

2.	All rights to any invention or process developed by an employee using the Bank facilities or trade secret information, resulting from any work for the Bank, or relating to the Bank’s business, is considered to be “work-for-hire” under the United States copyright laws and shall belong to the Bank.

3.	Proprietary information such as customer lists and customer’s confidential information.
All public and media communication involving the Bank must have prior clearance of the Chief Executive Officer.
IV. Corporate Opportunities
Directors, officers and employees owe a duty to the Bank of Birmingham to advance the Bank’s legitimate interests when the opportunity to do so arises.
Directors, officers and employees are prohibited from:
1.	Taking for themselves personally opportunities that properly belong to the Bank or are discovered through the use of corporate property, information or position.

2.	Using corporate property, information or position for personal gain.

3.	Competing with the Bank.

4.	Soliciting, demanding, accepting or agreeing to accept anything of value from any person in conjunction with the performance of your employment or duties at the Bank.

5.	Acting on behalf of the Bank in any transaction in which you or your immediate family has a significant direct or indirect financial interest.

6.	Offering something of value to someone with whom you transact business if the benefit is not otherwise available to other similarly situated customers or suppliers of the Bank under the same conditions.
Title 18 U.S. Code, Section 215, makes it a criminal offense for any Bank employee, officer or director to corruptly:
1.	Solicit for himself, herself or for a third party anything of value from anyone in return for any business, service or confidential information of the Bank.

2.	Accept anything of value (other than normal authorized compensation) from anyone in connection with the business of the Bank, either before or after a transaction is discussed or consummated.
There are certain situations in which you may accept a personal benefit from someone with whom you transact business such as:
1.	Accepting a gift in recognition of a commonly recognized event or occasion (such as a promotion, new job, wedding, retirement or holiday) if the gift, together with all other gifts received from any one individual or Bank, does not exceed $100 from any one individual in any calendar year.

2.	Offering a gift in recognition of a commonly recognized event or occasion (such as a promotion, new job, wedding, retirement or holiday) if the gift, together with all other gifts given by the Bank and its officers and employees, does not exceed $100 to any one individual in any calendar year.

3.	Accepting something of value if the benefit is available to the general public under the same conditions on which it is available to you.

4.	Accepting meals, refreshments, travel arrangements and accommodations and entertainment of reasonable value in the course of a meeting or other occasion to conduct business or foster business relations if the expense would be reimbursed by the Bank as a business expense if the other party did not pay for it.

5.	Paying for meals, refreshments, travel arrangements and accommodations and entertainment of reasonable value in the course of a meeting or other occasion to conduct business or foster business relations if the expense is reimbursed by the Bank under its policy for reimbursement of business expenses.
On a case-by-case basis, the Bank of Birmingham may approve in writing other circumstances not identified above in which as an employee, officer or director, you may accept something of value in connection with Bank business. The Chief Executive Officer may grant approval, consulting with the Executive Committee of the Board of Directors, if necessary, only after you have provided full written disclosure of all relevant facts and only if the transaction is consistent with the law.
If an employee or officer is offered or received something of value from a customer beyond what is authorized above; or has a potential conflict of interest, including those in which he or she has been inadvertently placed due to either business or personal relationships with customers, suppliers, business associates or competitors of the Bank, he or she must disclose that fact to the Chief Executive Officer. The Bank will keep written reports of such disclosures.

As employees, officers and directors of the Bank, you may not do indirectly what you are prohibited from doing directly. For example, you shall not arrange to have a member of your family accept a gift from a customer that would not otherwise be allowable for you to accept. All personal benefits/gifts received must be reported in writing to Human Resources.
V. Insider Trading
It is both unethical and illegal to buy, sell, trade or otherwise participate in transactions involving the Bank common stock or other security while in possession of material information concerning the Bank of Birmingham that has not been released to the general public, but which when released may have an impact on the market price of the Bank common stock or other security.
It is also unethical and illegal to buy, sell or trade or otherwise participate in transactions involving the common stock or other security of any other Bank while in possession of similar non-public material information concerning such Bank. Any questions concerning the propriety of participating in a transaction involving the stock of the Bank or the stock of another Bank stock or any other security transaction should be directed to the Chief Executive Officer or the Chief Financial Officer.
VI. Extensions of Credit
The Bank of Birmingham may extend credit to any executive officer, director, or principal shareholder of the Bank only on substantially the same terms as those prevailing for comparable transactions with other persons or that may be available to bank employees generally as permitted by and in accordance with Regulation O of the Board of Governors of the Federal Reserve System.
VII. Outside Business Relationships
Before agreeing to act as a director, officer, consultant, or advisor for any other business organization, as an officer or employee of the Bank, you must report in writing to and receive approval in writing by the Bank’s Chief Executive Officer in order to avoid any conflicts of interest and to maintain independence. Acceptance of outside employment by officers and employees of the Bank, other than as director, officer, consultant, or advisor as described above must also be reported in writing to and approved in writing by the Bank’s President.
Directors should disclose all new directorships or potential directorships to the Board of Directors or its Executive Committee in order to avoid any conflicts of interest and to maintain independence.
The Bank encourages civic, charitable, educational and political activities as long as they do not interfere with the performance of your duties at the Bank. Acceptance of participation by an officer or employee of the Bank in any civic or political activities must be reported in writing to and approved in writing by the Bank’s Chief Executive Officer in order to avoid any conflicts of interest and to maintain independence.
Outside activities of whatever nature cannot be permitted to interfere with an employee, or officer’s attendance and job performance or with the Bank’s reputation as a trusted financial institution.
VIII. Fair Dealing
The Bank seeks to outperform its competition fairly and honestly through superior performance and never through unethical or illegal business practices. Stealing proprietary information, possessing or utilizing trade secret information that was obtained without the owners consent or inducing such disclosures by past or present employees of other companies is prohibited.
Each employee, officer and director should undertake to deal fairly with the Bank’s customers, suppliers, competitors and employees. Additionally, no one should take advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practices.

Employees must disclose prior to or at their time of hire the existence of any employment agreement, non-compete or non-solicitation agreement, confidentiality agreement or similar agreement with a former employer that in any way restricts or prohibits the performance of any duties or responsibilities of their positions with the Bank. Copies of such agreement should be provided to Human Resources to permit evaluation of the agreement in light of the employee’s position.
IX. Protection and Proper Use of Bank Property
All employees, officers and directors should protect the Bank’s property and assets and ensure their efficient and proper use. All Bank assets should be used for legitimate business purposes only.
X. Compliance with Laws, Rules and Regulations
This Code of Ethics is based on the Bank’s policy that all employees, officers and directors comply with the law. While the law prescribes a minimum standard of conduct, this Code of Ethics requires conduct that often exceeds the legal standard.
All directors, officers and employees of the Bank of Birmingham are expected to understand, respect and comply with all of the laws, regulations, policies and procedures that apply to them in their position with the Bank. Employees are responsible for talking to their manager or compliance officer to determine which laws, regulations and Bank policies apply to their position and what training is necessary to understand and comply with them.
XI. Reporting Illegal or Unethical Behavior
Employees, officers and directors who suspect or know of violations of this Code of Ethics or illegal or unethical business or workplace conduct by employees, officers or directors have an obligation to contact the Chief Operating Officer. If the individuals to whom such information is conveyed are not responsive, or if there is reason to believe that reporting to such individuals is inappropriate in particular cases, then the employee may contact the Chief Executive Officer. If the employee is still not satisfied with the response, the employee may contact the Audit Committee of the Board of Directors of the Bank. If concerns or complaints require confidentiality, then this confidentiality will be protected to the extent feasible, subject to applicable law.
XII. Non-Retaliation
The Bank prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code of Ethics or other known or suspected illegal or unethical conduct.
XIII. Public Bank Reporting
It is of critical importance that the Bank’s filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Bank, an employee, officer or director may be called upon to provide necessary information to assure that the Bank’s public reports are complete, fair and understandable. Employees, officers and directors must take this responsibility seriously and provide prompt and accurate answers to inquiries related to the Bank’s public disclosure requirements.
XIV. Administration of Code of Ethics
This Code of Ethics shall be administered and monitored by the Chief Operating Officer. Any questions and further information on this Code of Ethics should be directed to the Chief Operating Officer.

All managers and direct supervisors are responsible for reviewing this Code of Ethics with their subordinates each time a new edition of the Code of Ethics is published. This Code of Ethics is also available on the Bank web site at: www.bankofbirmingham.net.
It is also the responsibility of the Chief Operating Officer to annually reaffirm compliance with this Code of Ethics by all employees, officers and directors, and to obtain a signed certificate that each employee, officer and director has read and understands the guidelines and will comply with them. The provisions of the Code of Ethics will be included in the Bank Employee Handbook. The Employee Handbook will be issued to all new employees and officers at the time of employment and is also available on the Bank’s internal intranet site. Employees and officers will be required to sign a receipt form for the Employee Handbook indicating that they have read this Code of Ethics and will comply with its provisions.
Employees, officers and directors of the Bank are expected to follow this Code of Ethics at all times. Employees, officers and directors of the Bank may not do indirectly what he or she is prohibited from doing directly. Known or suspected violations of this Code of Ethics will be investigated and may result in disciplinary action up to and including immediate termination of employment.
XV. Amendment, Modification and Waiver
This Code of Ethics may be amended or modified by the Board of Directors of Birmingham Bloomfield Bancshares, Inc.
Generally, there should be no waivers to this Code of Ethics; however, in rare circumstances conflicts may arise that necessitate waivers. Waivers will be determined on a case-by-case basis by the Chief Executive Officer with the advice of the Bank’s legal counsel, if considered necessary. However, waivers for directors and executive officers must be determined by the Board of Directors. For members of the Board of Directors and executive officers, the Board of Directors shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code of Ethics.
Any waiver and the grounds for such waiver by directors or executive officers shall be promptly disclosed to stockholders and required by the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of NASDAQ.